Ecopetrol and Pacific Rubiales Announce Decision Concerning the Quifa SW STAR Pilot Project

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) (“Ecopetrol”) and Pacific Rubiales Energy Corp. (TSX: PRE; BVC: PREC; BOVESPA: PREB) (”Pacific Rubiales”) announced at a meeting today of Ecopetrol's board of directors in which the Synchronized Thermal Additional Recovery (“STAR”) pilot project being developed in an area of the Quifa SW field was considered, and based on the technical analysis of the pilot, that the decision was made to adopt the recommendations included in the technical report prepared on June 6, 2014, entitled: "Joint Pacific Rubiales Energy – Ecopetrol S.A meeting, a review of the technical results of the STAR project" (the “ Report”)

The Report was prepared by technical teams appointed by Ecopetrol and Pacific Rubiales on April 22, 2014 to jointly examine the results of the STAR pilot project. The Report is limited to the results of the pilot project and does not constitute a ruling on the assessment of the STAR technology.

The recommendations contained in the report are as follows:

"In light of the fact that Ecopetrol and Pacific Rubiales are in agreement to consider that the STAR pilot project has provided sufficient information required for the evaluation of the technology and has reached the final approved date, both companies agree to recommend that:

•	The STAR pilot project be concluded.

•	That the process of closing the project should be carried out by reducing on a scheduled basis the injection of air in the IV2 well in order to obtain additional information concerning the extinction of the thermal front in the area of the STAR pilot project in Quifa SW field. In the time that remains of the authorized injection approved by the Agencia Nacional de Hidrocarburos (“ANH”), the injection air flow should be reduced until it has reached zero flow by the authorized end-date. The closing process should be carried out in a manner that ensures the operational continuity of the Quifa partnership, safety conditions and environmental regulations.

•	A technical team be appointed to conduct a comprehensive ex-post study of the results of the STAR pilot project.”

Ecopetrol and Pacific Rubiales will closely monitor the conclusions resulting from this ex-post study. The pilot project allowed the companies to acquire valuable knowledge and experience concerning the use of technologies based on in-situ combustion recovery.

The two companies reiterate their interest in continuing to work together on the analysis and development of these and other initiatives that will help increase recovery factors and hydrocarbon production in joint operated fields to the benefit of both companies and the country.

Bogotá D.C., July 24, 2014

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Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Pacific Rubiales, a Canadian company and producer of natural gas and crude oil, owns 100% of Meta Petroleum Corp., which operates the Rubiales, Piriri and Quifa heavy oil fields in the Llanos Basin, and 100% of Pacific Stratus Energy Colombia Corp., which operates the La Creciente natural gas field in the northwestern area of Colombia.  Pacific Rubiales has also acquired 100% of Petrominerales Ltd, which owns light and heavy oil assets in Colombia and oil and gas assets in Peru, 100% of PetroMagdalena Energy Corp., which owns light oil assets in Colombia, and 100% of C&C Energia Ltd., which owns light oil assets in the Llanos Basin.  In addition, the Company has a diversified portfolio of assets beyond Colombia, which includes producing and exploration assets in Peru, Guatemala, Brazil, Guyana and Papua New Guinea.

The Company’s common shares trade on the Toronto Stock Exchange and La Bolsa de Valores de Colombia and as Brazilian Depositary Receipts on Brazil's Bolsa de Valores Mercadorias e Futuros under the ticker symbols PRE, PREC, and PREB, respectively.

Christopher (Chris) LeGallais

Sr. Vice President, Investor Relations

+1 (647) 295-3700

Roberto Puente

Sr. Manager, Investor Relations

+57 (1) 511-2298

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